KRUEGER LLP	Los Angeles La Jolla San Diego	7486 La Jolla Boulevard La Jolla, California 92037 858 405-7385 cell blair@OTCattorneys.com
ADMITTED TO THE CALIFORNIA, FEDERAL AND INTER-AMERICAN BAR ASSOCIATIONS

September 25, 2015

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CubeScape, Inc.: Response to Comment Letter Dated August 31, 2015 Regarding Registration Statement on Form S-1 Filed August 4, 2015

(SEC File Number 333-206068)

Mr. Ingram:

We write on behalf of our client, CubeScape, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company requested us, as its legal counsel, to respond to your August 31, 2015 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the current business status, the Company has concurrently filed herewith Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

Comment

General.

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to provide the following additional disclosures:

. Describe how and when a company may lose emerging growth company status;

. A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

. Your election under Section 107(b) of the Act:

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

The Company modified its disclosure with respect to Comment Number 1. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

September 25, 2015

2.

Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

We respectfully submit to the Commission that the Company is not a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, nor a “blank check” company as designated under Rule 419 of Regulation C; instead, the Company is a “start-up” company which the Commission explicitly differentiates in Footnote 172 to SEC Release No. 33-8869 from “shell” companies covered under Rule 144(i)(1)(i) (the “Rule”).

In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

As disclosed in its registration statement on Form S-1, the Company is actively engaged in the implementation and deployment of its business plan.  As further disclosed in its registration statement on Form S-1, the Company historically had active business operations, even prior to its inception date, December 15, 2014. These activities date back several years by Mr. Estus in his role and function as a sole proprietor operating under the name of ‘Cubescapes’, hence the trademark. Most recently, the Company’s software and application development firm, and members of their staff (having worked alongside the Company’s CEO for more than 36 months) increased their capacity and function on behalf of the Company and management in both operational and development needs. The development firm and its staff has agreed to provide the Company and its CEO with certain strategic guidance including, but not limited to:

(i)

assessing the feasibility of the Company’s web based portal, which the ‘CubeScape’ portal will be entirely unique to the marketplace;

(ii)

assisting with business development;

(iii)

reporting as to developments in the industry which may be relevant or of interest and concern to the Company; and

(iv)

execution and refinement of strategic planning and operational issues.

While the Company undertakes the planning process associated with operations, Company’s management intends to seek a more permanent and lasting arrangement with the development firm and others to build upon its business plan, while expanding scope and viability of its ‘CubeScape’ portal to generate revenues and value-added services to end-users and others.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

September 25, 2015

To this degree, the Company’s operations are more than just “nominal.” As the Commission points out in its Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell” company (as well as the intent of the Rule).  As described in Footnote 32 to the Release, the SEC expounds its rationale for declining to quantitatively define the term “nominal” regarding a shell company:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of a shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

Particularly in the Company’s situation, management and its development firm have been working at implementing the Company’s core business strategy, including, but not limited to, meeting with legal and financial advisors, other programmers and developers, integration experts, as well as brick and mortar workspace designers and planners, in anticipation of its progressing operations and the launch of its web based portal.  As disclosed in its interim financial statements, the Company incurred significant expense for development by utilizing industry experts and others on an as-needed basis.  To date operational costs for such services rendered was approximately $45,000. Respectfully the Company submits that operations are more than “nominal” and that it does not fall within the class of companies for which the SEC was aiming to prevent as referenced in Release Footnote 32. Please see the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, page 17

3.

 With respect to the aggregate proceeds of the offering, please revise to disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50%, and 75% of the shares that you are offering and the intended disposition of those funds. Refer to Instruction 1 to Item 504 of Regulation S-K.

The Company revised its disclosure with respect to Comment Number 3.  Please see the registration statement filed concurrently herewith as the Amendment.

Intellectual Property, page 35

4.

Please disclose the duration of your trademark. See Item 101(h)(4)(vii) of Regulation S-K.)

The Company revised its disclosure with respect to Comment Number 4.  Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

September 25, 2015

Financial Statements

Note 2 – Going Concern, page F-9

5.

Please revise your disclosure here and on page F-18 to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern.

Specifically, please revise your disclosure to include:

. The possible effects of such conditions and events;

. Your evaluation of the significance of the conditions and events and the mitigating factors;

. Whether there is any possibility that you would discontinue operations; and

. Detailed description of your plans for dealing with the adverse effects of the conditions and events.

Company’s management believes that Note 2 to the financial statements for the period December 15 (inception) to December 31, 2014 and for the six month period ending June 30, 2015 is adequate and compliant with US GAAP (generally accepted accounting principles). The Company and its PCAOB accounting firm thoroughly analyzed its ability to continue as a going concern. The Company in response added further disclosure to both Risk Factors and MD&A. Please see the registration statement filed concurrently herewith as the Amendment.

Note 3 – Intangible Assets and Asset Purchase, page F-19

6.

You present a line item in the table on page F-19 that refers to net property and equipment. It appears that this amount actually relates to intangible assets. Please revise as necessary.

The Company corrected Note 3 with respect to Comment Number 6.  Please see the registration statement filed concurrently herewith as the Amendment.

– The remainder of this page left blank –

KRUEGER LLP

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

September 25, 2015

Should the Commission or the Staff declare the filing effective, the Company respectfully requests acceleration of the effective date of the pending registration. In connection with this request, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. David Estus, which is attached to this letter:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments.  Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:

CubeScape, Inc.

Mr. John Cash

Mr. Jeff Gordon

Sherry Haywood, Esq.

Enclosure

CubeScape, Inc.

Attachment:

Krueger LLP

Letter Dated September 25, 2015

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

    /s/ David Estus

David L. Estus, President

Chief Executive Officer and Chief Financial Officer

CubeScape, Inc.

Cubicle Design Experts